[redacted]

SECURI[T] 13025671 SION

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SEC FILE NUMBER
8-39922

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
G-W Brokerage Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Warren Street
(No. and Street)

Beverly	NJ	08010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Joseph Wooters (609) 386-3800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state last, first, middle name)

3673 Quakerbridge Road PO Box 2555	Hamilton Square	NJ	08690
(Address)	(city)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 06 2013
REGISTRATIONS BRANCH
16

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Joseph Wooters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-W Brokerage Group, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President/CCO

Title

Notary Public

RYAN J. SCHWARTZ

Notary Public of New Jersey

My Commission Expires March 14, 2016

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholders Equity or Partners' or Sole Proprietor's Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent auditor's report on internal accounting control
- (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G-W Brokerage Group, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

June 30, 2013

G-W BROKERAGE GROUP, INC.

FINANCIAL HIGHLIGHTS
June 30, 2013

		2013
NET LOSS	$	(2,501)
NET WORTH		31,938
CASH AND CASH EQUIVALENTS		35,574
CURRENT RATIO		9.8 : 1.0

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditor's Report

To: The Stockholder
G-W Brokerage Group, Inc.

Report on the Financial Statements

I have audited the accompanying financial statements of G-W Brokerage Group, Inc. which comprise the statement of financial condition as of June 30, 2013, and the related statements of operations and retained earnings (deficit), changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G-W Brokerage Group, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
August 14, 2013
Hamilton Square, New Jersey

G-W BROKERAGE GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2013

ASSETS

Current Assets		
Cash and cash equivalents	$	35,574
Total Current Assets		35,574
Total Assets	$	35,574

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	2,136
Due to GW Financial Group Inc		500
Corporate tax payable		1,000
Total Current Liabilities		3,636
Total Liabilities		3,636
Stockholders' Equity		
Common stock, no par value, 100 shares outstanding, 1,000 shares authorized		300
Additional Paid-In Capital		41,950
Retained earnings (deficit)		(10,312)
		31,938
Total Liabilities and Stockholders' Equity	$	35,574

See accompanying notes.

G-W BROKERAGE GROUP, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
Year Ended June 30, 2013

REVENUES		
Commission income	$	32,011
Interest income		31
		32,042
OPERATING EXPENSES		
Commission expense		14,146
Management fees *(Note 6)*		17,285
Professional fees		1,540
General & administrative expense		754
Regulatory fees		818
		34,543
Loss From Operations		(2,501)
Corporate income tax		0
Net Loss		(2,501)
Retained Earnings (deficit) - July 1, 2012		(7,811)
Retained Earnings (deficit) - June 30, 2013	$	(10,312)

See accompanying notes.

G-W BROKERAGE GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended June 30, 2013

Subordinated Liabilities at July 1, 2012	$	-
Increases		-
Decreases		-
Subordinated Liabilities at June 30, 2013	$	-

See accompanying notes.

G-W BROKERAGE GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended June 30, 2013

	Common Stock									
	Number of Shares		Amount		Additional Paid-In Capital		Retained Earnings (Deficit)		Total
Balance at July 1, 2012	100	$	300	$	41,950	$	(7,811)	$	34,439
Current year activity	-		-		-		-		-
Net Loss	-		-		-		(2,501)		(2,501)
Balance at June 30, 2013	100	$	300	$	41,950	$	(10,312)	$	31,938

See accompanying notes.

G-W BROKERAGE GROUP, INC.

STATEMENT OF CASH FLOWS
Year Ended June 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(2,501)
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Depreciation		-
Increase (decrease) in cash attributable to changes in operating assets and liabilities		
(Increase) Decrease in:		
Receivables		-
Increase (Decrease) in:		
Accounts payable and accrued expenses		(307)
Net cash used in operating activities		(2,808)
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		-
Net decrease in cash		(2,808)
Cash and cash equivalents at Beginning of Year		38,382
Cash and cash equivalents at End of Year	$	35,574
Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest		-

See accompanying notes.

1 Nature of Business Operations

G-W Brokerage Group, Inc. (the Company) was organized in May 1988 under the laws of the State of New Jersey. The Company engages in the business of selling mutual funds, municipal securities, variable life insurance or annuities, oil and gas interests, limited partnerships, private placements and other securities on a commission basis. The Company is registered with the Securities and Exchange Commission and is a member of FINRA.

2 Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at June 30, 2013.

(d) Revenue Recognition

The Company recognizes revenue from commissions in the period they are received.

(e) Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. No recognition for uncertain tax provisions have been included because the Company believes there are none.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements

(e) Income Taxes - continued

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended June 30, 2013 management has determined that there are no material uncertain income tax positions and there are no open tax years prior to 2008. In addition, no income tax related penalties or interest have been recorded for the year ended June 30, 2013.

(f) Fair Value Measurements

The Financial Accounting Standards Board ("FASB") issued under Topic 820 under the FASB Accounting Standards Codification which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value, which focuses on a exit price between market participants in an orderly transaction. The standard also prioritizes, within the measurement of fair value, the use of market based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Assets and liabilities, subject to the standard, measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Inputs that reflect quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date .

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 - Inputs are unobservable for the assets or liability and include situations where there is little, if any, market activity for the asset or liability.

For further discussion of fair value, see "Note 9 Fair Value"

(g) Comprehensive Income

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. As of the date of these financial statements the company had no components of comprehensive income.

3 Liabilities Subordinated to Claims of General Creditors

As of June 30, 2013 the Company had not entered into any subordinated liability agreements.

4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2013, the Company had net capital of $31,608, which was $26,608. in excess of its required minimum net capital of $5,000. The Company's net capital ratio was .1150 to 1.

5 Concentrations

The Company's revenues are derived entirely from commissions earned from mutual fund and variable annuities investments.

6 Related Party Transactions

The Company is wholly owned by its parent company G-W Financial Group, Inc. (the parent). The Company has a management agreement with the parent company in which the parent provides all management and operating services. These include but are not limited to rent, office expense, supplies, postage, accounting fees, indemnity against errors and ommissions and telephone and utilities. The Company pays the commissions earned by its registered representatives. In addition, the Company pays the Parent Company a management fee based on excess commissions earned, however the fee cannot exceed $250,000.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of June 30, 2013 the Company was not in violation of this requirement.

8 Income Taxes

The Company has net operating loss carryforwards that may be offset against future taxable income. The loss carryforwards at June 30, 2013 total $33,089 and will expire on June 30, 2033.

9 Fair Value

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

10 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At June 30, 2013 the Company was in compliance with this program.

11 Subsequent Events

Events have been evaluated through the date of August 14, 2013 the date the financial statements were available to be issued and no further information is required to be disclosed.

12 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2013

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditors Report on
Internal Accounting Control

To: The Stockholder
G-W Brokerage Group, Inc.

In planning and performing my audit of the financial statements of G-W Brokerage Group, Inc. (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
August 14, 2013
Hamilton Square, New Jersey

G-W BROKERAGE GROUP, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of June 30, 2013

Pursuant to rule 15c 3-3 relating to possession or control requirements, G-W Brokerage Group, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended June 30, 2013 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(1) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000..

G-W BROKERAGE GROUP, INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended June 30, 2013

NET CAPITAL		
Common stock	$	300
Additional Paid-In Capital		41,950
Retained earnings (deficit)		(10,312)
Total Credits		31,938
Debits		
Receivables to non-customers		-
Money Market haircut		330
Total Debits		330
NET CAPITAL	$	31,608
CAPITAL REQUIREMENTS		
6 2/3 % of aggregate indebtedness		263
Minimum capital requirement		5,000
Net capital in excess of requirements	$	26,608
Ratio of Aggregate Indebtedness to Net Capital	0.1150 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of June 30, 2013)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	33,108
Net Capital, per above		31,608
Difference	$	1,500

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of June 30, 2013.

G-W BROKERAGE GROUP, INC.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended June 30, 2013

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	2,136
Due to GW Financial Group Inc		500
Corporate income tax payable		1,000
Total Aggregate Indebtedness	$	3,636

G-W BROKERAGE GROUP, INC..

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

FISCAL YEAR ENDED JUNE 30, 2013

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by G-W Brokerage Group, Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

G-W BROKERAGE GROUP, INC.

Independent Accountants Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation
For the Year Ended June 30, 2013

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by G-W Brokerage Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating G-W Brokerage Group, Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). G-W Brokerage Group, Inc. management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
August 14, 2013

G-W BROKERAGE GROUP, INC.
SIPC Transitional Assessment Reconcilaition
June 30, 2013

General Assessment Calculation

Total Revenue	$	32,234
Rate		0.0025
General Assessment Due		80.59
Less Payments: SIPC 6		(45.00)
Plus: Interest		
Remaining Assessment Due		35.59
Paid with SIPC 7		(36.00)
Overpayment	$	(0.41)

See Independent Accountants' Report.